

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>**Via U.S. Mail**</u>
Mr. Scott L. Vining
Chief Financial Officer, Treasury, and Secretary
Paragon Financial Corporation
2207 Sawgrass Village Drive
Ponte Vedra Beach, Florida 32082

January 30, 2007

RE: **Paragon Financial Corporation**
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed April 26, 2006

           Forms 10-Q for Fiscal Quarters Ended March 30, June 30, and
           September 30, 2006
           File No. 0-27437

Dear Mr. West:

        We issued comments to you on the above caption filings on December 19, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 9, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by February 9, 2006, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Michael Henderson, Staff Accountant, at 202-551-3364 if you have any question.

Sincerely,

Kyle Moffatt
Accountant Branch Chief